April 26, 2010
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561

Attention:	Christian Windsor, Esq. Gregory Dundas, Esq.

Re:	Green Dot Corporation Registration Statement on Form S-1 Filed February 26, 2010 File No. 333-165081
Ladies and Gentlemen:
     On behalf of Green Dot Corporation (the “Company”), we are transmitting herewith Amendment No. 2 (the “Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (File No. 333-165081) (the “Registration Statement”). In this letter, we respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated March 25, 2010 (the “Staff Letter”). The numbered paragraphs below correspond to the numbered comments in the Staff Letter and the Staff’s comments are presented in bold italics. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2.
     The Company is requesting confidential treatment of the responses set forth in Attachments A and B to this letter (as detailed in the Company’s written confidential treatment request accompanying Attachments A and B, which has been submitted under separate cover), pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
Form S-1
General Comments on This Filing
1.	Please provide a price range, indicate the number of shares being offered, and fill in all corresponding blanks as soon as possible. Since the price range, in particular, triggers a number of disclosure matters, we will need sufficient time to process the amendments when it is included. Please understand that its effect on disclosure

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April 26, 2010

throughout the document may cause us to raise issues on areas not previously commented on.
     The Company acknowledges the Staff’s comment and intends to provide a price range in a subsequent amendment to the Registration Statement.
2.	We note that the company entered into a definitive agreement in February of 2010 to acquire a bank holding company. Please revise your disclosure to identify the target company in the anticipated acquisition and disclose all material information concerning the merger transaction, the merger agreement, and the target. In particular, provide the audited and pro forma financial statements required by Rule 3-05 and Article 11 of Regulation S-X respectively. File the merger agreement as an exhibit or provide your analysis identifying how you determined that the agreement did not need to be filed as an exhibit.
     In light of the Staff’s comment, the Company has revised its disclosure on pages 3, 66 and F-33 to identify the target company and include the aggregate cash purchase price for the proposed acquisition. The Company respectfully submits to the Staff that the Registration Statement now contains all the information concerning the merger agreement, the target company and the proposed acquisition that is relevant or material to persons making an investment decision concerning the Company, and that additional descriptions of the merger agreement, the target company and the proposed acquisition are not warranted for the reasons discussed below.
     By way of background, the counterparty to the merger agreement, Bonneville Bancorp, is closely-held and has a single subsidiary, Bonneville Bank, a Utah-chartered bank, which has a single branch with ten employees and very limited operations. The bank had total assets of $34.1 million, including net loans outstanding of approximately $15.4 million, as of December 31, 2009, and reported income of approximately $96,000 for the year ended December 31, 2009. The terms of the merger agreement with Bonneville Bancorp are typical for an acquisition of a small, closely-held bank that is a non-distressed, willing participant and provide for standard closing conditions in favor of the Company. For example, the agreement does not obligate the Company to acquire the target company under circumstances that would be materially detrimental to the Company. As a result, the Company does not believe there is anything material to disclose about this agreement other than what is now described on page 66. The Company believes that identifying the closing conditions as “standard” provides sufficient disclosure to investors and is consistent with the Commission’s views on plain English disclosure. In addition, the Company does not believe that there are terms in the merger agreement that would be regarded as material by investors.
     In assessing the adequacy of its disclosure about the target company and the proposed acquisition, the Company compared the most recent annual financial statements of the target company to the Company’s most recent annual consolidated financial statements and determined that the business to be acquired would not qualify as a significant subsidiary pursuant to the conditions specified in Rule 1-02(w) of Regulation S-X, substituting 20 percent for 10 percent each place it appears therein. Therefore, the Company concluded that historical financial

Securities and Exchange Commission
April 26, 2010

statements of the target company and pro forma financial statements were not required to be included in the Registration Statement under Rules 3-05 and 11-01 of Regulation S-X.
     The Company also analyzed its disclosure on other quantitative and qualitative bases and determined that additional disclosure regarding the target company and the proposed acquisition would not be material to an investor’s investment decision. In particular, the Company noted that the proposed bank acquisition involves, in essence, the purchase of a single-branch bank with very limited operations and a small amount of assets and liabilities. It also noted that the proposed acquisition would not cause the Company to take on substantial operations, enter new markets or change its business model significantly. In addition, based on its due diligence investigation, the Company believes that its exposure to credit risk and other losses associated with the bank’s loan portfolio is not material and that the Company’s operating costs will not increase significantly as a result of the completion of the proposed acquisition. The Company considered the countervailing fact that the $15.7 million cash purchase price represents approximately 21.9% of the Company’s cash, cash equivalents and restricted cash as of December 31, 2009, but determined that the purchase price should represent a substantially smaller portion of the Company’s cash, cash equivalents and restricted cash at the time the acquisition is expected to be completed. See the Company’s response to comment 6 below.
     In view of the foregoing, the Company respectfully submits to the Staff that the merger agreement for the proposed acquisition does not constitute a “material plan of acquisition” (emphasis added) for purposes of Item 601(b)(2) of Regulation S-K and, therefore, is not required to be filed as an exhibit to the Registration Statement pursuant to that Item.
3.	Tell us how you concluded that your agreement with PayPal was not a material contract, or otherwise did not need to be filed as an exhibit to the registration statement. Please refer to Item 601(b)(10) of Regulation S-K.
     The number of cash transfers, the dollar amount of cash transfers and the percentages identified below as A1 – A3 in this response to comment 3 are set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
     The Company supplementally advises the Staff that the Company enters into agreements with network acceptance members in the ordinary course of its business. See “Business—Our Distribution—Network Acceptance Members” on page 68 for more information about the Company’s network acceptance members. Accordingly, the Company analyzed its exhibit filing obligation under Item 601(b)(10)(ii)(B), rather than Item 601(b)(10)(i), of Regulation S-K and concluded that it is not substantially dependent on its agreement with PayPal, Inc. (“PayPal”) for purposes of that Item.
     By way of background, the Company’s agreements with network acceptance members, including the Company’s agreement with PayPal, generally facilitate the wider use of the Company’s MoneyPak product sold by its retail distributors, such as Walmart, Walgreens, CVS and RiteAid. The agreement with PayPal allows PayPal customers who have purchased MoneyPaks at any of the Company’s retail distributors’ stores to apply the funds loaded to

Securities and Exchange Commission
April 26, 2010

MoneyPaks to their PayPal accounts. While the Company does not allocate revenues among its network acceptance members as it does for its retail distributors, the Company tracks the number of MoneyPaks that are subsequently used to fund PayPal accounts and the cash transfer revenues generated from cash transfers from MoneyPaks to PayPal. The Company used these available metrics to assess the degree to which it is dependent on its agreement with PayPal pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Approximately A1 cash transfers from MoneyPaks were made to PayPal accounts during the five months ended December 31, 2009, generating approximately $A2, or less than A3%, of cash transfer revenues for the five months ended December 31, 2009.
     In view of the foregoing and the Company’s current expectations for 2010, the Company respectfully submits that it is not substantially dependent on its agreement with PayPal for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K and, therefore, does not believe that it is required to file this agreement as an exhibit pursuant to that Item. Further, the Company believes that its agreement with PayPal qualifies as “immaterial in amount or significance” under the applicable disclosure standard because it did not individually account for more than 10% of its total operating revenues for the five months ended December 31, 2009, and is otherwise not material for the reasons stated above. The Company will monitor its dependence on its agreement with PayPal from period to period in the future, and reconsider filing the PayPal contract as an exhibit to the appropriate Securities Exchange Act of 1934 report, if and when appropriate.
4.	Please revise the registration statement to provide updated financial statements and provide a current consent in your next amendment. Refer to Rule 3-12 of Regulation S-X.
     The Company acknowledges the Staff’s comment, has provided updated financial statements and a consent in Amendment No. 2, and will file further updates and consents when required by Rule 3-12 of Regulation S-X.
5.	We note in several instances throughout your registration statement that you provide “proforma-as adjusted” information, often in columnar format (for example, in the Capitalization table provided on page 28). Considering (in the example previously referenced) footnote (1) to the table discusses variability and that amounts may change, it is not clear as to the overall purpose of this column in your table. Please advise or revise to remove this column throughout your registration statement and move the footnote reference to the preceding column (i.e. Proforma column).
     The Company respectfully submits that an “as adjusted” or “pro forma-as adjusted” column in “Summary Financial Data” or “Capitalization” is a fairly standard presentation, although it acknowledges that it is currently difficult for a reader to ascertain the purpose of this column and related footnote due to the variety of blanks yet to be completed. To clarify the Company’s intentions, the Company supplementally advises the Staff that, in the preliminary prospectus, the adjusted pro forma numbers will be based on an assumed initial public offering

Securities and Exchange Commission
April 26, 2010

price, which price will be the mid-point of the estimated price range filed with the Commission. While the mid-point of the filing range is the most appropriate estimate for the preliminary prospectus, the actual price ultimately may be above, below or within the price range. Consequently, the Company has disclosed by footnote the approximate dollar impact to the various numbers in the adjusted columns if the assumed price changes by $1.00. In our experience, footnotes of this sort became common after effectiveness of the 2005 Securities Offering Reform rules, which provided that liability could attach to the time of sale information (typically the preliminary prospectus) given to an investor. Practitioners, in an abundance of caution, started to note in the time of sale information the possible impact of variations from the mid-point of the range since investors would not have access to the final negotiated price in the time of sale information. Such disclosure may be useful to a potential investor because it allows him or her to estimate what the adjusted amounts might be if he or she believes the price will vary from the mid-point of the range. When the final price is determined and included in the prospectus filed pursuant to Rule 424(b), that final prospectus will include an as adjusted or pro forma as adjusted column in the tables referenced above based on the final price, and the text in the footnote describing the impact of any variation from the assumed price will be deleted (since variation is no longer possible).
Use of Proceeds, page 27
6.	Please clarify to what extent the current proceeds will be used for the anticipated acquisition.
     The Company supplementally advises the Staff that the timing of the closing of the proposed acquisition relative to the timing of the closing of the offering is not yet certain. The proposed acquisition may well close first, in which case the payment of the cash merger consideration of $15.7 million will be funded with existing cash and cash equivalents. The Company had in excess of $56 million in unrestricted cash and cash equivalents at December 31, 2009. The Company has continued to generate substantial amounts of cash from operations since then, and an additional $10 million of previously restricted cash became unrestricted in connection with the amendment of the Company’s line of credit in March 2010. Thus, the Company’s unrestricted cash and cash equivalents have continued to grow and are expected to continue to grow until the closing of the offering. As such, even if the proposed acquisition were to close after the Company raised funds in this offering, the proceeds from this offering would be unnecessary to fund the payment of the cash merger consideration. For the foregoing reasons, the Company does not view the acquisition consideration as a use of proceeds.
     Further, because the Company is committed to completing the proposed acquisition whether or not it completes the offering, the Company respectfully submits that identifying the payment of the cash merger consideration as a use of proceeds could mislead potential investors to the extent that they perceive the closing of the proposed acquisition to be dependent on the completion of the offering.

Securities and Exchange Commission
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Management’s Discussion and Analysis of Financial Condition, page 35
General
7.	You state on page 9 that many of your cardholders use their cards infrequently or do not reload their cards. To the extent available, please provide statistics regarding card usage and retention, both current percentages and trends over the last five years.
     The information requested in comment 7 is contained in Attachment B, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment B pursuant to Regulation 200.83 of the Commission (17 C.F.R §200.83).
8.	In a number of locations throughout the document, you point to the fact that Wal-Mart and three of your other distributors contributed for more than 87% of your operating revenue. On page F-30, it appears that one of your largest suppliers, CVS, declined from 17% to 0% of your settlement assets from July 2008 to October 2009. Please tell us, with a view towards revised disclosure, the reason for such a decline in the amount of settlement assets from one of your largest customers.
     The timeframes identified below as B1 and B2 in this response to comment 8 are set forth in Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
     The Company supplementally advises the Staff that the decline referenced in the Staff’s comment is a function of the timing of the Company’s fiscal quarter end and favorable settlement terms that the Company negotiated with CVS in its July 2009 contract renegotiation. By way of background, each of the Company’s retail distributors has separately negotiated settlement terms that specify the timeframes in which customer funds collected at the point of sale must be remitted to the card issuing banks. As indicated on page F-10, remittance of such funds takes an average of three business days from the date funds are collected at the point of sale. Accordingly, the amount due from any particular retail distributor can fluctuate significantly from period to period depending primarily on the proximity of a weekend to the last day of the end of a fiscal period and the settlement terms negotiated with the retail distributor. In July 2009, the Company and CVS agreed to reduce the timeframe for remittance by this retail distributor from an average of approximately B1 to B2 and make other related changes. As a result of these changes, for the three months ended October 31, 2009, unlike the Company’s other major retail distributors, CVS had remitted to the Company throughout the week ended Friday, October 30, 2009, cumulative payments that slightly exceeded the actual amount of all customer funds collected at the point of sale through Saturday, October 31, 2009.

Securities and Exchange Commission
April 26, 2010

9.	Please tell us if you have generated, as of the most recent stub period, any significant revenues or card sales as a result of your agreement with PayPal.
     The Company supplementally advises the Staff that it did not generate significant revenues or card sales under its agreement with PayPal during the five months ended December 31, 2009. See the Company’s response to comment 3 above.
Operating Expenses, page 39
10.	On page 60 you indicate that part of your growth strategy going forward will be to “broaden awareness of the Green Dot brand.” However, in your most recent stub period, you spend less on television and in-store advertising. Please revise your discussion to provide management’s view as to how your revised spending on advertising affects your expected growth strategy.
     In light of the Staff’s comment, the Company has augmented its disclosure on page 66 to note that the Company’s spending on advertising may fluctuate from period to period and to disclose the factors affecting the timing of such spending. The Company believes that its statements regarding expected increases in sales and marketing expenses in the year ended December 31, 2010 on page 39 of the Registration Statement, as originally filed, continue to be accurate reflections of its expectations. Accordingly, similar disclosure appears on page 40.
Critical Accounting Policies and Estimates
Reserve for Uncollectible Overdrawn Accounts, page 51
11.	We note the continued increase in the provision for uncollectible overdrawn accounts being recognized in each fiscal and interim period presented. So that the reader will have a better understanding of the nature of and types of these losses please address the following:
•	Address why it is appropriate to recognize monthly maintenance fees on any of the types of cards (reloadable or non-reloadable) outstanding which are not active or which have insufficient funds;

•	Address how the company determines the collectability of these maintenance fees on the date these revenues are recorded;

•	Address the actual collectability rates of these receivables on these types of cards;

•	Explain the relationship of the “amounts due to issuing banks for overdrawn accounts” to the accounts receivable amounts being recorded by the Company;

•	Address the specific repayment terms of the “amounts due to issuing banks for overdrawn accounts” as noted in the contractual agreements; and

•	Provide us with an aging analysis of the accounts receivable as of July 31, 2009 and a more recent interim or audited period.

Securities and Exchange Commission
April 26, 2010

     The Company has added disclosure on page 53 in response to the Staff’s comment. In addition, the Company supplementally provides the following tabular analysis of the aging of the overdraft receivable balance at July 31, 2009 and December 31, 2009:

	As of July 31, 2009	As of December 31, 2009
Months since last activity	(in thousands)
2 – 3 months	$5,289	$7,052
1 – 2 months	2,634	2,716
0 – 1 months	2,242	2,304

Total overdrawn account balances due from cardholders	$10,165	$12,072

Stock-Based Compensation, page 51
12.	Please revise to disclose, in greater detail, the significant additional factors considered and assumptions made in determining the fair value of the underlying common stock at each option grant date. Your disclosures should describe and quantify each of the significant assumptions for each of the valuation periods and describe the basis for those determinations. Your disclosures should address how the market and income approaches were weighted at each valuation date and explain the basis for that weighting. You should also describe, in greater detail, how you allocated the enterprise value between your preferred and common stock.
     In light of the Staff’s comment, the Company has revised its disclosure at pages 55 to 56 to describe, in greater detail, the significant additional factors considered and assumptions made in determining the fair value of the underlying common stock at each option grant date.
13.	Discuss, in greater detail, each significant factor contributing to the difference between the estimated IPO price and the fair value determined, as of the date of each grant and equity-related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as the weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.
     The Company respectfully advises the Staff that, once an estimated offering price has been determined, it will decide what disclosure might be appropriate given the relative levels of the offering price and the option exercise prices during the previous year. See the Company’s response to comment 14 below.
14.	Tell us your proposed IPO price, when you first initiated discussions with underwriters, and when the underwriters first communicated their estimated price range and amount for your stock.
     The Company supplementally advises the Staff that, to date, the underwriters have not identified a proposed offering price nor have they communicated an estimated price range for the

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April 26, 2010

Company’s stock. At such time as the Company initiates valuation discussions with the underwriters, the Company will advise the Staff of the timing and content of those discussions.
15.	Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.
     In light of the Staff’s comment, the Company has revised its disclosure at page 54 to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated offering price and the exercise price of the options outstanding as of the most recent balance sheet date included in the Registration Statement.
Business, page 56
16.	In both this section and in the Summary, you promote “network effects” achieved through your Green PlaNET network as a competitive advantage that you have over other participants. However, you also indicate that many of your users conduct their transactions through either the VISA or MasterCard networks. Also, it appears that network interchange fees account for a significant percentage of your revenues. Please revise this section to explain how your Green PlaNET network operates in conjunction with the card interchange networks that your customers use to conduct transactions using their cards. Make conforming changes to the similar disclosure in the Summary.
     The Company has revised its disclosure at pages 1, 2, 60, 61 and 64 as requested in comment 16.
17.	Revise your disclosure on page 60 to explain how Green Dot is more vertically integrated than its competitors. Make conforming changes to your disclosure in the Summary.
     The Company has revised its disclosure at pages 3 and 64 as requested in comment 17.
Principal and Selling Stockholders, page 98
18.	We note the designation “other selling stockholders” at the bottom of the stockholders tables on pages 98 and 101. Please revise to add the names of the additional selling shareholders. Refer to Item 507 of Regulation S-K.
     The Company respectfully advises the Staff that it has just begun approaching a large number of potential sellers and has no commitments from any large stockholders. The Company anticipates allowing any stockholder (or optionee with vested shares) to sell in the offering. As a result, the Company anticipates that there may be a large number of small employee stockholder sellers (either selling existing shares or shares received from the exercise of options concurrent with the closing of the offering). As discussed with the Staff, to the extent there are numerous

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April 26, 2010

selling stockholders who are selling minimal numbers of shares, the Company does not intend to include long lists of such selling stockholders and will instead disclose such selling stockholders, as a group, at the bottom of the stockholders tables.
Description of Capital Stock, page 102
19.	Revise this section to discuss any differences between the Class A and Class B shares with regards to distributions. Please clarify if the Board can declare a dividend or other distribution for one class of common shareholders and not for another.
     In light of the Staff’s comment, the Company has amended its disclosure on page 111 to indicate under “Dividend Rights” that, subject to limited exceptions, dividends on its two classes of common stock must be the same. The disclosure under the “Right to Receive Liquidation Distributions” on page 112 already states that the Class A and Class B would participate ratably in liquidation distributions.
Underwriting, page 110
20.	Please revise to clarify that the underwriting arrangements apply to the selling stockholder shares as well as shares being issued by the company.
     The Company acknowledges the Staff’s comment and has revised the “Underwriting” section to refer to the selling stockholders. See page 119.
Consolidated Balance Sheets, page F-3
21.	We note the pro forma disclosure of the outstanding convertible preferred stock into common stock. Given that there will be two classes of common stock outstanding (Class A and B), the disclosures should be revised to indicate into which class of common stock these converted preferred shares will be converted. Please advise and revise as necessary.
     In accordance with Article 11 of Regulation S-X, the Company has disclosed pro forma stockholders’ equity, assuming the conversion of all outstanding preferred stock into common stock. As noted by the Staff, the Company now has two classes of authorized common stock – Class A common stock and Class B common stock. The Company’s dual class structure for its common stock was implemented upon the filing of an amended and restated certificate of incorporation on March 31, 2010. For its consolidated financial statements as of December 31, 2009, the Company considers this to be a subsequent event.
     Accordingly, the Company has not revised its consolidated balance sheet as of December 31, 2009 to present the dual class structure. However, it has added a reference to Note 16 - Subsequent Events and in the “Unaudited Pro Forma Information” section of Note 2 – Summary of Significant Accounting Policies to its consolidated financial statements contained in the Registration Statement. In Note 16 — Subsequent Events, the Company has disclosed the amendment to its certificate of incorporation, and described the rights, privileges and preferences

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April 26, 2010

for Class A and Class B common stock. It has also disclosed that the amendment did not change the rights, privileges or preferences of its preferred stockholders except that each share of Series A, B, C, C-1 and C-2 convertible preferred stock is now convertible into its Class B common stock.
     In the Company’s consolidated financial statements as of March 31, 2010, it will revise the actual information in its consolidated balance sheets to show the dual class structure. Additionally, it will revise Note 2 to discuss the conversion of preferred stock into Class B common stock and it will revise Note 10 to include a discussion of the rights, privileges and preferences for both its Class A and Class B common stock and its preferred stock.
Consolidated Statement of Operations, page F-4
22.	We note that in connection with this offering, the Company will now have two classes of common stock. Please tell us what consideration you have given to the two-class method earnings per share presentation on a pro forma basis. We refer you to ASC 260-10-45 paragraphs 59A-60B and Rule 11-01(a)(8) of Regulation S-X as well as the disclosure requirements of ASC 260-10-50. Please advise and revise as necessary.
     As indicated in the Company’s response to comment 21 above, its certificate of incorporation was amended on March 31, 2010 to adopt a dual class structure for its common stock. On adoption, all of its common stock outstanding converted to Class B common stock. Consequently, the Company currently has no shares of Class A common stock outstanding.
     In considering the presentation of pro forma EPS, the Company reviewed the guidance regarding the two-class method, as prescribed in ASC 260, and the pro forma requirements under Article 11 of Regulation S-X. The Company determined that disclosing its application of the two-class method to each class of common stock did not present material information to investors because it has no shares of Class A common stock outstanding (i.e., all net income would be allocated to Class B common stockholders). The number of Class A common shares will not be known with certainty until after the initial public offering has been consummated.
     Alternatively, in Note 16 – Subsequent Events to the Company’s consolidated financial statements, it has disclosed the amendment to its certificate of incorporation, and the rights, privileges and preferences for the Class A and Class B common stock. It has also disclosed that the amendment did not change the rights, privileges or preferences of its preferred stockholders except that each share of Series A, B, C, C-1 and C-2 convertible preferred stock is now convertible into Class B common stock.
     As there are currently no shares of Class A common stock outstanding, net income allocated to common stockholders is attributed solely to Class B common stock. Therefore, there is no impact on reported or pro forma earnings per common share. The Company has also disclosed this fact in Note 16 – Subsequent Events to its consolidated financial statements.
     In its consolidated financial statements as of March 31, 2010 and subsequent periods, the Company will revise Note 12 – Earnings Per Common Share to its consolidated financial

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April 26, 2010

statements to disclose that there is no impact to earnings per common share due to the application of the “two class method” until such time as shares of Class A common stock are issued.
Notes to Consolidated Financial Statements
Note 1. Unaudited Pro Forma Information, page F-7
25.	Please revise to disclose the rights and terms associated with each of the two classes of common stock.
     As indicated in the Company’s responses to comments 21 and 22, its certificate of incorporation was amended on March 31, 2010, subsequent to December 31, 2009. Therefore, in Note 16 — Subsequent Events, it has disclosed the amendment to its certificate of incorporation, and the rights, privileges and preferences for its Class A and Class B common stock.
Note 11. Stock-Based Compensation, page F-23
26.	Please consider revising to include the following disclosures for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:
•	For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts); and

•	Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.
Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.
     The Company has revised the disclosure in Note 11 – Stock-Based Compensation to provide the additional information requested in comment 26.
Recent Sales of Unregistered Securities, page II-2
27.	With regard to items 1-3, please revise to state the specific exemption relied on. For each Regulation D offering, state whether you relied on Rule 504, 505 or 506.

The Company has amended its disclosure on page II-2 as requested in comment 27.
* * *

Securities and Exchange Commission
April 26, 2010

     Please direct your questions or comments regarding this letter or Amendment No. 2 to the undersigned by telephone to (415) 875-2479 or by facsimile to (415) 281-1350. In his absence, please direct your questions or comments to Laird Simons at (650) 335-7233. Thank you for your assistance.

Very truly yours,
/s/ William L. Hughes

William L. Hughes

cc:	John C. Ricci, Esq. John L. Keatley Green Dot Corporation

William V. Fogg, Esq. Daniel O’Shea, Esq. Cravath, Swaine & Moore LLP

Laird H. Simons III, Esq. James Evans, Esq. Fenwick & West LLP
Attachments:
Attachment A (provided under separate cover)
Attachment B (provided under separate cover)